Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated March 31, 2023, in the Post-Effective Amendment No.1 to Form S-1 (No. 333-267258), relating to the audit of the consolidated balance sheets of Asset Entities Inc. and its variable interest entity (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	/s/ WWC, P.C.
April 4, 2023	WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171